11/20/07

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-01474
AIM Stock Funds
Branch 18

07055437

November 20, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of an **Opinion** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland, and Richard Lepera* and *L. Scott Karlin, Derivatively on Behalf of INVESCO Funds Group, Inc. v. AMVESCAP PLC, et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
DEC 1 1 2007
THOMSON
FINANCIAL

S:\srr\Litigation\MDL\Corr\L-112007SEC.doc
112007 jc

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	*	MDL No. 04-MD-15863 MDL No. 04-MD-15864
IN RE ALGER, COLUMBIA, JANUS, MFS, ONE GROUP, PIMCO AND PUTNAM	*	
IN RE INVESCO	*	

*****

OPINION

This multidistrict litigation ("MDL") proceeding involves allegations of market timing and late trading in the mutual fund industry. The proceeding is divided into three tracks, and each track is presided over by one of three judges in this district – Judge Blake, Judge Davis, and me. Because a series of prior opinions recited the basic underpinnings of this MDL, familiarity with the facts is presumed.[1]

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[1] *See generally In re Alger, Columbia, Janus, MFS, One Group, and Putnam Mut. Fund Litig.*, 320 F. Supp. 2d 352 (D. Md. 2004) (deferring the question of whether or not to remand three class actions to state court); *In re Mut. Funds Inv. Litig.*, 384 F. Supp. 2d 845 (D. Md. 2005) (declining to decide whether holders have standing under Rule 10b–5, holding that plaintiffs are entitled to presumption of reliance, finding that plaintiffs pled sufficient facts in respect to scienter, dismissing plaintiffs' claims under the 1933 Securities Act in light of failure to show harm, upholding plaintiffs' § 36(b) excessive fee claims, finding no private right of action under §§ 34(b) or 36(a) of the Investment Company Act of 1940); *In re Mut. Funds Inv. Litig.*, 384 F. Supp. 2d 873 (D. Md. 2005) (dismissing various claims against Janus in light of plaintiffs' failure to make demand, dismissing claims under § 47(b) of the Investment Company Act of 1940, and finding no private right of action for damages under the Investment Advisers Act); *In re Mut. Funds Inv. Litig.*, 403 F. Supp. 2d 434 (D. Md. 2005) (finding ERISA plaintiffs have statutory and constitutional standing to assert claims, requiring more than mere recitation of statutory language to support ERISA fiduciary status claim, and declining to require that plaintiffs plead to an "impending collapse" standard to rebut the presumption of prudence); *In re Mut. Funds Inv. Litig.*, 437 F. Supp. 2d 439 (D. Md. 2006) (dismissing claims of variable annuity purchasers on preemption grounds); *In re Mut. Funds Inv. Litig.*, 437 F. Supp. 2d 444 (D. Md. 2006) (granting defendants' motion to dismiss claims against "Outside Trustees" due to failure to allege scienter with

Since the time these earlier opinions were issued, discovery has been proceeding. Simultaneously, some of the defendants have been involved in settlement discussions with the plaintiffs. This settlement process has been impacted by parallel regulatory proceedings occurring at the Securities and Exchange Commission ("SEC"). Nevertheless, the court has been advised that several settlements have been agreed upon in principle.

On June 11, 2007, Judge Blake, Judge Davis, and I issued a scheduling order calling for completion of discovery by March 28, 2008. (*See* Order Governing Pre-Trial Scheduling and Cross-Track Discovery in MDL 1586.) The order also provided a schedule for the filing and briefing of the motion to dismiss at issue here. (*Id.*) The motion was filed, and oral argument was held on October 5, 2007. This opinion will address three issues:[2] (1) whether a plaintiff who owns shares in one or several mutual funds within a family of funds has Article III standing to represent a class including investors in the other funds; (2) whether a plaintiff who invested in one or several mutual funds has statutory standing pursuant to Section 36(b) of the Investment Company Act of 1940 ("ICA") to bring a suit on behalf of other, unowned funds and; (3) whether Section 36(b) requires that, at the time of the alleged wrongdoing, a plaintiff own shares in the

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sufficient particularity); *In re Mut. Funds Inv. Litig.*, 437 F. Supp. 2d 449 (D. Md. 2006) (granting defendants' motion for reconsideration and dismissing some claims under § 48(a) of the Investment Company Act of 1940); *In re Mut. Funds Inv. Litig.*, 478 F. Supp. 2d 833 (D. Md. 2007) (denying in part and granting in part several motions to dismiss on a variety of grounds); *In re Mut. Funds Inv. Litig.*, 487 F. Supp. 2d 618 (D. Md. 2007) (dismissing claims against certain Janus-related defendants in light of insufficient allegations that they made material misstatements or omissions).

[2] Because the issues of Article III standing and the propriety of representation under Rule 23 are closely interrelated, we invited briefing on the question of whether a plaintiff who owns shares in one mutual fund can be a proper class representative under Rule 23 for owners of shares in other mutual funds within the same family of funds. Having concluded that there is no *per se* constitutional bar to such representation, I have decided that resolution of issues concerning Rule 23 alone, e.g., typicality, commonality, adequacy, and predominance, should be deferred until a complete factual record on those issues has been developed and the parties have submitted full and complete class certification briefs.

fund on whose behalf he sues.[3]

I.

The first issue presented is whether named plaintiffs who hold shares in one mutual fund lack Article III standing to sue on behalf of other persons who hold shares in other mutual funds within the same family of funds.[4] Defendants rely upon a number of relatively recent decisions that support their position.[5] *See, e.g.*, *In re AIG Advisor Group Secur. Litig.*, No. 06 CV 1625, 2007 WL 1213395, at *3–6 (E.D.N.Y. Apr. 25, 2007); *In re American Mut. Funds Fee Litig.*, No. CV 04-5593, 2005 WL 3989803, at *1 (C.D. Cal. Dec. 16, 2005); *Stegall v. Ladner*, 394 F. Supp. 2d 358, 361–63 (D. Mass. 2005); *In re Eaton Vance Corp. Secur. Litig.*, 219 F.R.D 38, 40–41 (D. Mass. 2003). Plaintiffs cite other cases that reach the opposite conclusion. *See, e.g.*, *In re Franklin Mut. Funds Fee Litig.*, 388 F. Supp. 2d 451, 460–62 (D. N.J. 2005); *In re Dreyfus Aggressive Growth Mut. Fund Litig.*, No. 98CIV.4318, 2000 WL 1357509 (S.D.N.Y. Sept. 20, 2000). Although quantitatively defendants seem to have a greater number of authorities on their side, in my view plaintiffs' position is correct.

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[3] In accordance with our established practice, Judge Blake and Judge Davis will issue separate opinions and orders following, supplementing, or disagreeing with my opinion.

[4] Throughout this opinion, I use the term "family of funds." This term is not technical, but suffices to encapsulate the unique structure of the mutual fund industry. A single mutual fund, for example Janus Adviser Small-Mid Growth A, is usually the entity in which an investor can actually own shares. Indeed, a mutual fund itself is often nothing but the aggregate value of its shares. Yet despite this apparent autonomy of a single mutual fund, it is part, in a sense, of a larger entity – what I refer to as a "family of funds." Such a family consists of all mutual funds organized and advised by a particular corporate entity – Janus, in the current example.

[5] Some of these cases are distinguishable on the ground that they involve section 36(b) claims. *See, e.g.*, *In re Scudder Mut. Funds Fee Litig.*, No. 04 Civ. 1921, 2007 WL 2325862 (S.D.N.Y. Aug. 14, 2007); *Forsythe v. Sun Life Fin., Inc.*, 417 F. Supp. 2d 100 (D. Mass. 2006); *In re AllianceBernstein Mut. Fund Excessive Fee Litig.*, No. 04 Civ. 4885, 2005 WL 2677753 (S.D.N.Y. Oct. 19, 2005). However, for the reasons stated in the text *infra*, to the extent these decisions establish a *per se* rule that regardless of the type of claim being asserted, the holder of shares in one mutual fund can never assert claims on behalf of holders of shares in other mutual funds, I respectfully disagree with them.

Traditionally, courts bifurcated the inquiries required by Article III and Federal Rule of Civil Procedure 23. *See, e.g., Mobley v. Acme Markets, Inc.*, 473 F. Supp. 851, 858–59 (D. Md. 1979). First, they determined whether the plaintiff had made sufficient allegations to establish his own standing to bring suit against the defendant. This was accomplished via the familiar three requirements of Article III standing: (1) an injury-in-fact that is (2) traceable to the challenged act of the defendant and (3) redressable by the court. *See, e.g., Lujan v. Defenders of Wildlife*, 504 U.S. 555, 560 (1992). If such allegations were made, the court found that an actual case or controversy existed between the plaintiff and the defendant and that therefore there was no constitutional bar to the plaintiff asserting claims on behalf of other putative class members.[6] The court would then consider only the Rule 23 factors in deciding whether the named plaintiff could assert claims on behalf of other persons.

Many of the authorities upon which plaintiffs here rely follow this traditional approach. *See generally Fallick v. Nationwide Mut. Ins. Co.*, 162 F.3d 410, 421–24 (6th Cir. 1998) ("Once his [individual standing vis-à-vis the defendant] has been established, whether a plaintiff will be able to represent the putative class . . . depends solely on whether he is able to meet the additional criteria encompassed in Rule 23 of the Federal Rules of Civil Procedure."); *Mutchka v. Harris*, 373 F. Supp. 2d 1021, 1024 (C.D. Cal. 2005) ("At least on standing grounds, there is no basis for precluding the [plaintiffs] from asserting claims against the defendants on the basis that they managed funds other than the one in which the [plaintiffs] invested. . . . They have pled facts

[6] Of course, the plaintiff himself must have suffered injury at the hands of the defendant and could not rely upon the fact that although he himself had suffered no such injury, a potential class member had. Thus, it is frequently said that the fact "[t]hat a suit may be a class action . . . adds nothing to the question of standing . . ." *Simon v. Eastern Ky. Welfare Rights Org. v. Simon*, 426 U.S. 26, 40 n.20 (1976).

which establish an actual controversy and injury with respect to each defendant, and that is sufficient for standing. Whether the [plaintiffs] can represent the holders of other funds on a class basis is a question to be addressed if and when they attempt to certify such a class.").

This approach may continue to be sound. However, several decisions of the Supreme Court draw it into question by suggesting that the question of whether a plaintiff has Article III standing must be considered independently from the question of whether a plaintiff who indisputably has a case and controversy of his own against a defendant may constitutionally assert claims on behalf of other persons with claims against the same defendant.

The first opinion requiring consideration is *Blum v. Yaretsky*, 457 U.S. 991 (1982). In *Blum*, several named plaintiffs sought to represent a class of Medicaid patients in challenging decisions by nursing homes to transfer the patients without a hearing. *Id.* at 993–94. The Court found that the plaintiffs had standing to challenge the type of alleged injury suffered by the named plaintiffs but not types of injuries that none of the named plaintiffs had suffered. *Id.* at 999–1001. Specifically, the named plaintiffs had been threatened with transfer to lower levels of care, and yet sought to represent a class of persons that included those who might be transferred to higher levels of care. *Id.* at 997. Because none of the plaintiffs had been threatened with transfer to a higher level, the Court found that they did not have standing to represent such a broad class. *Id.* at 1001.

In line with traditional standing analysis, the Court in *Blum* stated that "[i]t is not enough that the conduct of which the plaintiff complains will injure *someone*." *Id.* at 999 (emphasis in original). Going somewhat further, the Court flatly stated: "Nor does a plaintiff who had been subject to injurious conduct of one kind possess by virtue of that injury the necessary stake in litigating conduct of another kind, although similar, to which he has not been subject." *Id.* Explaining its holding in terms of the details of the case, the Court emphasized that "the conditions under which [transfers to higher levels of care] occur are sufficiently different from those which respondents do have standing to challenge that any judicial assessment . . . would be wholly gratuitous and advisory." *Id.* at 1001.

Next, the Court's opinion in *Lewis v. Casey*, 518 U.S. 343 (1996), warrants attention. Similar to *Blum*, the Court in *Lewis* found that class representatives had constitutional standing problems because of the difference in types of injury suffered by the named plaintiffs and the types suffered by the putative class members. As in *Blum*, the named plaintiff in *Lewis* undoubtedly had a case or controversy cognizable against the defendant. Still, constitutional standing became a problem.

At issue in *Lewis* was the constitutional adequacy of the Arizona prison system's law libraries. *Lewis*, 518 U.S. at 346. After trial, the district court found that only one named plaintiff suffered actual injury in fact; that plaintiff was an illiterate prisoner and the cause of the injury was related to his illiteracy.[7] *Id.* at 358. Yet the district court, "identif[ying] a variety of shortcomings" in the prison system, granted relief fashioned to address the concerns of a class of *all* prisoners, including non-English speaking prisoners and prisoners in lockdown. *Id.* at 346. The Supreme Court rejected this widespread relief on Article III standing grounds, disputing the

[7] It is worth noting that the Court observed that the "general allegations of the complaint . . . may well have sufficed to claim injury . . . with respect to various alleged inadequacies in the prison system," but that "we are [now] beyond the pleading stage." *Id.* at 357. Here, the Court made clear that while standing is a threshold issue, it continues to be a jurisdictional limitation at all stages of litigation. Obviously a plaintiff cannot assert widespread allegations in the complaint, and thus establish standing on the basis of a variety of injuries, and then continue to rely on the allegations in the complaint for standing purposes without proving actual injury during the course of the litigation.

idea that "once a plaintiff demonstrated harm from one particular inadequacy . . . the court [was] authorized to remedy *all* inadequacies . . ." *Id.* at 357 (emphasis in original). Rather, "the remedy must of course be limited to the inadequacy that produced the injury in fact that the plaintiff has established" and this "is no less true with respect to class actions. . ." *Id.*

In a footnote, the Court opined that the fact a plaintiff has individual standing vis-à-vis the defendant does not end the Article III inquiry in the class action context. *Id.* at 358 n.6. Rejecting the conclusion of Justice Stevens's dissent that an injury traceable to a defendant and redressable by the Court is "sufficient to satisfy any constitutional concerns," *id.* at 408 (Stevens, J., dissenting), the Court commented that "standing is not dispensed in gross." *Id.* at 358 n.6. The Court went on to emphasize that the problem was not one of improper class certification but rather of constitutional standing. *Id.* ("Contrary to Justice Stevens's suggestion, our holding that respondents lacked standing to complain of injuries to non-English speakers and lockdown prisoners does *not* amount to a conclusion that the class was improper. The standing determination is quite separate from certification of the class.") (emphasis in original) (internal citations omitted).

Finally, in *Gratz v. Bollinger*, 539 U.S. 244, 263 n.15 (2003), the Court expressly noted that there is a "tension in our prior cases" between analyses based on constitutional standing and Rule 23 adequacy of representation. The named plaintiff in *Gratz* had applied for admission to the University of Michigan as a freshman and, at the time of the lawsuit, alleged that he intended to apply for admission as a transfer student if the University ceased using race as a factor in admissions. *Id.* at 262. The Court addressed the question of whether the plaintiff had standing to represent a class that included persons who might apply for admission as freshmen, when the plaintiff himself (already enrolled in a different university) would apply for admission as a transfer student. *Id.* The Court first drew into doubt whether this was a "matter of Article III standing at all or whether it goes to the propriety of class certification pursuant to" Rule 23. *Id.* at 263. The Court did not resolve this question because it concluded that both standing and the Rule 23 requirements were satisfied by the named plaintiff. *Id.* However, in reaching this conclusion the Court added an analytical insight by distinguishing *Blum* and observing that the use of race as a factor in transfer admissions "does not implicate a significantly different set of concerns" than does the use of race in freshman admissions. *Gratz*, 539 U.S. at 265.

In my view, taken together, this trilogy of cases, particularly *Blum* and *Lewis*, strongly indicate (if they do not hold) that there are some constitutional standing requirements specific to the class action context that go beyond the traditional individual standing analysis. The merits of their claims aside, the named plaintiffs in *Blum* undoubtedly had *a* case or controversy against the Commissioner of the New York Department of Social Services and the named plaintiff in *Lewis* clearly had *a* cognizable claim against the Arizona Department of Corrections. Yet in both cases the Court found a constitutional standing problem in light of the putative class nature of the suit. Thus, the Court seems to have indicated that the *Constitution* requires something more than mere individual standing to allow a plaintiff to represent a class.

Nothing in *Blum*, *Lewis*, or *Gratz*, however, holds or implies that a plaintiff lacks Article III standing to assert a claim where she plausibly alleges that (1) she has suffered an injury in fact traceable to a defendant and redressable by the court, *and* (2) her claimed injury is shared in common with others who have been similarly harmed by the same defendant's actions.[8] To the contrary, under these circumstances a plaintiff's constitutional standing is clear because she, according to her allegations, "personally has suffered some actual . . . injury as a result of the putatively illegal conduct of the defendant," *Blum*, 457 U.S. at 999 (internal citations omitted), *see also Lewis*, 518 U.S. at 349 (stressing the importance of the actual injury requirement), and the claims she asserts on behalf of other persons do "not implicate a significantly different set of concerns" than do the claims she asserts on her own behalf. *Gratz*, 539 U.S. at 265.

Under this formulation the question becomes whether the named plaintiffs have claimed injury they share in common with others who have been similarly harmed by the same defendant's actions. Certainly, a named class representative who allegedly has suffered a loss because of market timing and/or late trading that occurred in a mutual fund in which he was a shareholder shared his loss in common with other shareholders in the same mutual fund.

However, for purposes of Article III analysis there is no reason to limit artificially, as defendants attempt to do, the class of persons on whose behalf a plaintiff may assert claims to shareholders in the same fund. Rather, under *Blum*, *Lewis*, and *Gratz* the focus should be upon whether a defendant's allegedly illegal conduct caused the same type of harm to the plaintiff and all the others on whose behalf he is asserting claims. The named plaintiffs have made plausible allegations that investment advisers, traders, and brokers who engaged in market timing and late

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[8] *Blum*, *Lewis*, and *Gratz* were all decided after a full factual record had been established. Therefore, at the least, prudential considerations would recommend that I wait until the record and briefing on class certification issues have been completed before holding that the named plaintiffs who own securities in one of several mutual funds lack Article III standing to assert claims on behalf of persons who own shares in the other mutual funds within the family of funds. However, in my view there is no good reason to defer ruling upon the question because based upon the record as it now exists, I am comfortable in holding that the named plaintiffs do have Article III standing to assert claims on behalf of holders of shares in mutual funds in the same family of funds.

trading activities caused the same type of harm by the same type of misconduct to shareholders in various mutual funds within the same family of funds. These allegations suffice to establish standing for constitutional purposes.[9]

II.

The second question presented is whether the derivative plaintiffs have standing under Section 36(b) of the ICA to assert claims on behalf of mutual funds in which they never held shares. An action may be brought under Section 36(b) by the SEC or by "a security holder of [a] registered investment company on behalf of such company[] against [an] investment adviser [which has received compensation for services from the registered investment company]." 15 U.S.C. § 80a-35(b).

Section 36(b) was added to the ICA by the Investment Company Amendments Act of 1970, Pub. L. No. 91-547, 84 Stat. 1413 (1970). *See Markowitz v. Brody*, 90 F.R.D. 542, 552 (S.D.N.Y. 1981). Section 36(b) was enacted in response to Congressional concern that the structure of the mutual fund industry prevented arm's-length bargaining between a mutual fund and its investment adviser concerning the amount of the investment adviser's fee. *Id.* at 552–53. Specifically, a typical mutual fund is organized by its investment adviser, which provides the mutual fund with almost all management services, and the mutual fund's shares are bought by investors who rely on the investment adviser's service. *Id.* at 553 (citing S. Rep. No. 184, 91st

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[9] In none of the cases over which I am presiding, has an argument been made that the named plaintiffs have joined a defendant who is not alleged to have engaged in market timing or late trading activities in the mutual fund in which the named plaintiffs hold shares. Thus, I have no reason to consider whether trader defendants who engaged in no trading activities with funds held by the named plaintiffs can nevertheless be sued under the "juridical link" doctrine. *See generally Faircloth v. Fin. Asset Sec. Corp. Mego Mortgage Home Owner Loan Trust*, No. 03-1473, 2004 WL 119364, at *3 (4th Cir. Jan. 23, 2004) ("even were we to recognize the juridical link doctrine as a basis for standing . . ."); *Popoola v. MD-Individual Practice Ass'n, Inc.*, 230 F.R.D. 424, 431–33 (D. Md. 2005); *In re Franklin Mut. Funds Fee Litig.*, 388 F. Supp. 2d at 462 n.7.

Cong., 1st Sess. (1969), reprinted in (1970) U.S. Code Cong. & Adm. News 4897, 4901).

As a result, a mutual fund cannot practically sever its relationship with the adviser, creating the inherent danger that the fees paid by the mutual fund to its adviser will be excessive. Congress thus enacted Section 36(b), imposing a fiduciary duty upon a mutual fund's investment adviser with respect to fees and other payments received from the mutual fund. *Markowitz*, 90 F.R.D. at 553.

Here, many of the mutual funds on whose behalf the derivative plaintiffs have brought suit are each separately registered as an investment company. It is clear - and defendants do not assert to the contrary - that a derivative plaintiff who owns shares in a separately registered fund may institute suit under Section 36(b) against the fund's investment adviser for allegedly excessive fees. It is equally clear, however - despite the derivative plaintiffs' assertion to the contrary - that a shareholder in one separately registered mutual fund cannot bring an action under Section 36(b) on behalf of other separately registered mutual funds against an investment adviser common to all of them because he is not, as the statute requires, "a security holder of" the other mutual funds.[10] 15 U.S.C. § 80a-35(b).

Another group of mutual funds involved in this litigation has a different structure. These funds are not each separately registered as an investment company. Instead, an independent entity associated with a family of funds files as a registered investment company and lists various

[10] Derivative plaintiffs contend that a family of funds constitutes an unincorporated association which, as such, would constitute a "company" within the meaning of the ICA. (*See* Fund Derivative Plaintiffs' Memorandum in Opposition to Fund Defendants' Omnibus Motion to Dismiss ("Deriv. Pl.'s Opp'n") at 8-13.) They further contend that they may bring an action under Section 36(b) on behalf of the company. (*Id.* at 8.) Assuming that a family of funds does constitute an unincorporated association - a proposition the defendants strongly dispute (*see* Defendants' Reply to Fund Derivative Plaintiffs' Separate Memorandum Re Standing Under Section 36(b) of the ICA ("Def.'s Rep. To Deriv. Pl.'s") at 8-9) - plaintiffs' argument fails because they own shares in particular funds within a family, not in the family of funds itself.

funds it maintains as separate "series." This practice is entirely in accord with applicable rules of the SEC, which has expressly pronounced that under such circumstances each series is to be treated as a separate investment company.[11] None of the defendants in these proceedings quarrels with that pronouncement, and none of them has sought dismissal of any Section 36(b) claim brought by a shareholder of a series solely on behalf of that series. Thus, although the process of analysis may not be quite as theoretically clean insofar as this second group of funds is concerned, functionally these funds stand on the same footing as do those funds that are each separately registered as investment companies. Moreover, no individual investor owns shares in the entity that registers as an investment company that issues separate series, and therefore an investor plaintiff could not meet the standing requirement imposed by Section 36(b) that he be a "security holder of" the entity on whose behalf he seeks to bring suit. 15 U.S.C. § 80a-35(b).

Other district courts that have recently ruled on this issue have reached the same conclusion. In *Stegall v. Ladner*, 394 F. Supp. 2d 358, 362 (D. Mass. 2005), the court held that under Section 36(b) the plaintiff could sue only on behalf of the mutual fund in which he had invested. This was the rule regardless of whether that mutual fund was a separately registered

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[11] *See Adoption of Rule 18f-2 Under the Investment Company Act to Insure Fair and Equitable Treatment of Series Type Investment Company Shareholders*, ICA Release No. 7276, 1972 WL 125428, at *1 (Aug. 8, 1972) (stating that "[t]he individual series of [a registered investment company] are, for all practical purposes, separate investment companies. Each series of stock represents a different group of stockholders with an interest in a segregated portfolio of securities"); *In re Salomon Bros. Inc.*, SEC No-Action Letter, 1995 WL 329631, at *2 (May 26, 1995) (stating that "the staff, on a number of occasions, has treated individual portfolios of a single registered investment company as separate investment companies under other provisions of the 1940 Act that expressly apply to a 'registered investment company'"); *In re Mut. Series Fund, Inc.*, SEC No-Action Letter, 1995 WL 693304, at *2 (Nov. 7, 1995) (stating that "the Commission, through certain exemptive rules, and the staff, in various no-action and interpretive positions, have recognized that a series is the functional equivalent of a separate investment company and have concluded that an individual series should be deemed a separate investment company in applying the various limitations and restrictions imposed by the 1940 Act and the rules under the 1940 Act"); *In re Principal Investors Fund Inc.*, SEC No-Action Letter, 2005 WL 1160193, at *3 (May 13, 2005) (stating that "each series of a series investment company is a separate investment company for the purposes of the limitations set forth in Section 12(d)(1)(A) [and Section 12(d)(1)(B) of the ICA]").

corporate entity or unincorporated. *Id.* The court explained that "[i]n certain contexts, each fund is a separate corporate entity with separate management contracts and share distribution plans . . . When that is the case, one clearly may not use the corporate structure of the broader investment company to confer standing across all funds within that company . . . That conclusion is not altered where, as here, each fund is not separately incorporated." *Id.* (internal citations omitted).

In *Wicks v. Putnam Inv. Mgmt., LLC*, No. Civ. A. 04-10988, 2005 WL 705360, at *3 (D. Mass. Mar. 28, 2005), the court held that when each fund is a *separate corporate entity*, "a shareholder plaintiff has a § 36(b) cause of action with respect to each registered investment company in which he owns an interest." Similarly, *Williams v. Bank One Corp.*, No. 03 C 8561, 2003 WL 22964376, at *1 (N.D. Ill. Dec. 15, 2003), held that even when each fund is *not a separate corporate entity*, a plaintiff may only sue on behalf of a fund in which he has invested:

> There is no precise parallel to the described arrangement in the corporate world, but the closest analogy still seems to be that of separate subsidiaries (the various mutual funds) that share a common parent (the Massachusetts business trust). What controls over the other factors identified in counsel's submission is the total separateness of the beneficial interest in the funds, with Williams being a shareholder in only two of them. Williams' small holdings in those two funds provide no justification for using them as a springboard for him to act on behalf of the umbrella Massachusetts trust – indeed, any allegation of Williams' ownership interest in *that* entity is conspicuously absent from the Derivative Complaint. As for the other One Group Funds, any notion of Williams being able to bootstrap upstream to the business trust and thence downstream to the other separate funds clearly has nothing at all to commend it. Accordingly, any purported derivative action 'on behalf of the One Group Investment Trust and each of the One Group Funds,' asserted in the Derivative Complaint's opening paragraph, is rejected. *Id.* (emphasis in original).

Plaintiffs object that the *Williams* decision was "incorrectly decided" but provide little support for their position.[12] (Deriv. Pl.'s Opp'n at 4–6.) Plaintiffs cannot overcome the fact that

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[12] Plaintiffs cite only one case that arguably supports their position. *Batra v. Investors Research Corp.*, No. 89-0528-CV-W-6, 1992 WL 278688, at *1 (W.D. Mo. Oct. 4, 1991), held that plaintiff had standing under Section 36(b) to bring suit on behalf of an allegedly injured series in which he had never held shares because he held shares

the text of Section 36(b) (expressly requiring that a plaintiff be a "security holder of" the entity on whose behalf he seeks to bring suit), SEC pronouncements, and well-reasoned case law provide overwhelming support for treating an individual mutual fund as a "registered investment company." Accordingly, derivative plaintiffs may not assert claims under Section 36(b) on behalf of mutual funds in which they never held shares.

III.

The final question presented is whether the "contemporaneous ownership" requirement - that, at the time of the alleged harm, plaintiffs must have owned shares in the fund on whose behalf they sue - applies to Section 36(b) claims.[13]

Federal Rule of Civil Procedure 23.1 requires that "[i]n a derivative action brought by one or more shareholders . . . the complaint shall . . . allege (1) that the plaintiff was a shareholder or member *at the time of the transaction of which the plaintiff complains* . . ." Fed. R. Civ. P. 23.1 (emphasis supplied). In *Markowitz v. Brody*, 90 F.R.D. 542, 554 (S.D.N.Y. 1981), the court held that Rule 23.1, including the contemporaneous ownership requirement it contains, applies in Section 36(b) cases. Three years later, in *Daily Income Fund v. Fox*, 464 U.S. 523, 542 (1984), the Supreme Court ruled to the contrary, holding that Rule 23.1 does not apply to actions brought

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in a different series within the same registered fund family. Because only the fund family - not each individual series - was *registered*, the court concluded that suing on behalf of the fund family met Section 36(b)'s requirements that plaintiff sue on behalf of a "registered investment company." *Id. Batra* did not, however, consider that by suing on behalf of the fund family, plaintiff (who can only feasibly own shares in an individual series) thus failed to satisfy the requirement that he sue on behalf of an entity in which he is a "security holder."

[13] Derivative plaintiffs have not produced to defendants in discovery information about whether they owned shares at the time the fees about which they complain were paid. Of course, if plaintiffs did then own shares, the contemporaneous ownership issue would be mooted. Nevertheless, the issue is still properly before me, at least as a discovery dispute, because plaintiffs have refused to produce the requested information on the ground that it is immaterial. Therefore, I have concluded that I should decide whether Section 36(b) includes a contemporaneous ownership requirement.

under Section 36(b). In reaching this conclusion the Court explained that although any action in which a shareholder asserts the rights of a corporation could be characterized as "derivative," Rule 23.1 applies in terms only to a "'derivative action brought by one or more shareholders or members to enforce a right of a corporation [when] the corporation [has] *failed to enforce a right which may properly be asserted by it'* (emphasis added)." *Id.* According to the Court, "[t]his qualifying language suggests that the type of derivative action governed by the Rule is one in which a shareholder claims a right that could have been, but was not 'asserted' by the corporation in court." *Id.* at 528. A Section 36(b) action is not of this type because the right asserted by a shareholder suing under Section 36(b) could not be judicially enforced by the investment company - but instead only by security holders of the company or the SEC. *Id.* at 528, 542.

Because Rule 23.1 does not apply to Section 36(b) claims, a contemporaneous ownership requirement exists only if Section 36(b) *independently* establishes it. Defendants argue that because the requirement was a well-established part of federal common law predating the enactment of Section 36(b), it implicitly was incorporated into that statute. Further, they contend that a contemporaneous ownership requirement is supported by the sound policy interest (articulated in *Markowitz*) of "guard[ing] against creating a market in excessive fee actions against mutual fund investment advisers." (Def.'s Rep. To Deriv. Pl.'s at 10 (citing *Markowitz*, 90 F.R.D. at 554 n.10) (alteration supplied).)

These arguments are unpersuasive. If, as defendants assert, a contemporaneous ownership requirement was a well-established part of federal law prior to the enactment of Section 36(b), presumably Congress was aware of the requirement and would have included it in the statute if Congress had intended it to apply. Moreover, Section 36(b) has a one-year limitations provision, 15 U.S.C. § 80a-35(b)(3), and this provision alone provides some protection against the creation of a market in excessive fee litigation. Likewise, the risk of such a market coming into existence must be balanced against the risk that investment advisers would charge excessive fees to their mutual funds without the prophylactic effect of potential fee litigation brought within the one-year limitations period by any shareholder, whether or not he owned shares when the fee was charged. These are policy issues that Congress must be deemed to have considered when it enacted Section 36(b), and there is no principled basis upon which a court can properly infer that the absence of a contemporaneous ownership requirement was not the result of a deliberate decision-making process. Accordingly, I find that Section 36(b) does not include such a requirement.

I will enter separate orders incorporating the rulings made in this Opinion in the various tracks assigned to me after conferring with counsel.

Date: October 19, 2007 /s/

J. Frederick Motz

United States District Judge

END